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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14f of the
Securities Exchange Act of 1934
And Rule 14f-1 Thereunder

The Wiser Oil Company (Exact Name of Registrant as Specified in its Charter)
Delaware	0-5426	55-0522128
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)
The Wiser Oil Company 8115 Preston Road, Suite 400 Dallas, Texas 75225 (Address of principal executive offices)
Registrant's telephone number: (214) 265-0080

THE WISER OIL COMPANY

8115 PRESTON ROAD
SUITE 400
DALLAS, TEXAS 75225

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about May 28, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The Wiser Oil Company (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Forest Oil Corporation ("Parent") or TWOCO Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), to a majority of the seats on the Board of Directors of the Company (the "Board of Directors" or the "Board").

        The Company entered into a Merger Agreement as of May 21, 2004 (the "Merger Agreement") with Parent and Purchaser, pursuant to which Purchaser commenced a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share of the Company, (the "Shares"), at a purchase price of $10.60 per Share, net to the seller in cash, without interest (such price, or any higher price as may be paid in the Offer (as defined below), being referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in Parent and Purchaser's Offer to Purchase, dated May 28, 2004 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the United States Securities and Exchange Commission (the "SEC") on May 28, 2004. Copies of the Offer have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on May 28, 2004. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 25, 2004, unless Parent and Purchaser extend the Offer in accordance with the terms of the Merger Agreement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. All information contained in this Information Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent and Purchaser and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information. The Company's information is based upon information provided in the Company's Proxy Statement dated April 28, 2004, and except as indicated otherwise, such information is given as of such date. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

General

        The Shares are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of the close of business on May 20, 2004, there were 15,471,007 Shares issued and outstanding.

Parent Right to Designate Directors

        The Merger Agreement provides that, upon the acceptance for payment pursuant to the Offer of any Shares, Parent will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board of Directors as will give Parent or its affiliates representation on the Board of Directors equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the election of directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or its affiliates (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required to take all action necessary to cause Parent's designees (the "Parent Designees") to be elected or appointed to the Board, including, if necessary, increasing the size of the Board of Directors and/or securing resignations of incumbent directors, while ensuring that a sufficient number of independent directors are serving on the Board in order to satisfy the New York Stock Exchange, Inc. ("NYSE") listing requirements.

        At such time, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the entire Board of Directors to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of the NYSE. The Company shall use its commercially reasonable efforts to cause the Board to have at least two directors who were directors on May 21, 2004, and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the "Independent Directors"). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person who shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons will not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on May 21, 2004 shall be subject to the approval of Parent, not to be unreasonably withheld or delayed.

        The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of its knowledge, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than, in each case, with respect to the transactions between Parent, Purchaser and the Company and certain of the directors, executive officers and other stockholders of the Company that have been described in the Schedule TO, the Schedule 14D-9 and this Information Statement. The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected to serve as Parent Designees are set forth below. There are no familial relationships among any of the Parent Designees.

        Unless otherwise indicated, the current business address of each person is c/o Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202. Each such person is a citizen of the

United States. Unless otherwise indicated, each person's affiliation listed below refers to his or her affiliation with Parent.

Name and Business Addresses	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
H. Craig Clark President and Chief Executive Officer Director since 2003	47	Mr. Clark has served as Parent's President and Chief Executive Officer, and as a director since July 31, 2003. Mr. Clark joined Forest in September 2001 and served as President and Chief Operating Officer through July 2003. Previously, Mr. Clark was employed by Apache Corporation in Houston Texas, an independent energy company, from 1989 to 2001. He served in various management positions during this period, including Executive Vice President—U.S. Operations and Chairman and Chief Executive Officer of ProEnergy, an affiliate of Apache.
David H. Keyte Executive Vice President and Chief Financial Officer	48
		Mr. Keyte has served as Executive Vice President and Chief Financial Officer since November 1997. Mr. Keyte served as Parent's Vice President and Chief Financial Officer from December 1995 to November 1997 and Parent's Vice President and Chief Accounting Officer from December 1993 to December 1995.
Cecil N. Colwell Senior Vice President—Worldwide Drilling	53
		Mr. Colwell has served as Parent's Senior Vice President—Worldwide Drilling since May 2004. Prior to that, Mr. Colwell served as Parent's Vice President—Drilling and from 1988 to 2000, he served as Parent's Drilling Manager.
Forest D. Dorn Senior Vice President—Corporate Services	49
		Mr. Dorn has served as Senior Vice President—Corporate Services since December 2000. He served as Senior Vice President—Gulf Coast Region from November 1997 to December 2000, Vice President—Gulf Coast Region from August 1996 to October 1997 and Vice President and General Business Manager from December 1993 to August 1996.
Leonard C. Gurule Senior Vice President—Alaska	48
		Mr. Gurule has served as Senior Vice President—Alaska since joining Parent on September 22, 2003. Between 2000 and September 2003, Mr. Gurule served on the boards of several local community and non-profit organizations and managed his own investment portfolio. From 1987 to 2000, he served in various capacities at Atlantic Richfield Co., including Chairman of the Board and Chief Executive Officer of Virginia Indonesia, a company owned by ARCO, and manager of ARCO's Prudhoe Bay operations and construction activities, engineering support to ARCO's Alaskan exploration activities and petroleum engineering support to ARCO's Kuparuk field.
James W. Knell Senior Vice President	53
		Mr. Knell has served as Senior Vice President since April 2004. From December 2000 until April 2004, Mr. Knell served as Parent's Senior Vice President—Gulf Coast Region. Mr. Knell served as Vice President—Gulf Coast Offshore from May 1999 to December 2000, Gulf Coast Offshore Business Unit Manager from March 1998 to May 1999, Gulf Coast Region Business Unit Manager from November 1997 to March 1998 and Corporate Drilling and Production Manager from December 1991 to November 1997.

John F. McIntyre III Senior Vice President—International	48
		Mr. McIntyre has served as Senior Vice President—International since May 2003. Prior to that from September 1998 to April 2003, he served as Senior Vice President of Forest Oil International Corporation, one of Parent's wholly owned subsidiaries. Prior to joining Forest in September 1998, he served as Joint Venture Manager for YPF, an oil and gas company in Argentina.
Newton W. Wilson III Senior Vice President—General Counsel and Secretary	53
		Mr. Wilson has served as Senior Vice President—General Counsel and Secretary since December 2000. Mr. Wilson served as a consultant to Mariner Energy LLC from 1999 to December 2000 and a consultant to Sterling City Capital from 1998 to 1999. He served in various capacities at Union Texas Petroleum Holdings, Inc. from 1993 - 1998, and was President and Chief Operations Officer of Union Texas Americas Ltd. from 1996 to 1998.
J.C. Ridens Senior Vice President—Gulf Coast	48
		Mr. Ridens has served as Parent's Senior Vice President—Gulf Coast since April 2004. From 2001 to 2004, Mr. Ridens was employed by Cordillera Energy Partners, LLC, as Vice President of Operations and Exploitation. From 1996 to 2001, he served in various capacities with Apache Corporation.
Matthew A. Wurtzbacher Senior Vice President—Corporate Planning and Development	41
		Mr. Wurtzbacher has served as Senior Vice President—Corporate Planning and Development since May 2003. From December 2000 to May 2003, he served as Parent's Vice President—Corporate Planning and Development and from June 1998 to December 2000, he served as Manager—Operational Planning and Corporate Engineering.
Joan C. Sonnen Vice President—Controller and Chief Accounting Officer	50
		Ms. Sonnen has served as Vice President—Controller and Chief Accounting Officer since December 2000. Ms. Sonnen served as our Vice President—Controller and Corporate Secretary from May 1999 to December 2000 and has served as Parent's Controller since December 1993.
R. Scot Woodall Vice President—Western United States	42
		Mr. Woodall has served as Vice President—Western United States business unit since March 2004. Mr. Woodall joined Forest in October 2000 and previously served as Production and Engineering Manager for the Western Region. From 1992 to September 2000 he served as Operations and Engineering Manager—Rocky Mountain Division, at Santa Fe Synder Corporation.

        The information contained herein concerning the Parent Designees has been furnished to the Company by Parent. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

Security Ownership of Management and Principal Stockholders

        The following table sets forth information about the beneficial ownership of the Shares as of April 20, 2004, by (a) each person or entity known to the Company who beneficially owns more than five percent of the Shares, (b) the Company's chief executive officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), (c) each of the Company's directors and (d) all the Company's current directors and executive officers as a group. The following percentage information is calculated based on 15,470,006 Shares being issued and outstanding as of April 20, 2004. Unless stated otherwise, the address of each person listed below is c/o 8115 Preston Road, Suite 400, Dallas, Texas 75225, and the telephone number at that address is (214) 265-0080. Except as otherwise indicated, each of the persons named has sole voting and investment power with respect to the Shares beneficially owned by that person.

Name of Beneficial Owner

Directors and Named Officers:	Shares Directly Owned	Shares Indirectly Owned	Exercisable Stock Options	Total		Percent
George K. Hickox, Jr.	—	25,800		25,800	(1)	*
Scott W. Smith	7,800	—	4,500	12,300		*
Eric D. Long	4,000	—	8,000	12,000		*
A. W. Schenck, III	13,352	—	13,750	27,102		*
Lorne H. Larson	8,913	—	13,500	22,413		*
C. Frayer Kimball, III	8,878	455	12,750	22,083		*
Richard R. Schreiber	—	—	4,500	4,500		*
Matthew A. Eagleston	1,500	1,000	50,000	52,500		*
Eric G. Panchy	10,400	—	50,000	60,400		*
Richard S. Davis	1,000	1,000	25,000	27,000		*
Robert J. Kerian	8,250	—	25,000	33,250		*
Van Oliver	—	—	20,000	20,000		*
All Directors and Executive Officers	67,468	28,255	244,500	340,223		2.20%
Holders of 5% or More Not Named Above:	Total		Percent
Wiser Investment Company, LLC 1629 Locust Street Philadelphia, PA 19103	6,832,156	(2)	42.10%
Dimeling, Schreiber and Park Reorganization Fund II, L. P. 1629 Locust Street, 3rd Floor Philadelphia, PA 19103	3,014,642	(3)	19.50%
Wiser Investors, LP 1629 Locust Street Philadelphia, PA 19103	2,462,842	(4)	15.92%

*
Represents less than 1% of outstanding Common Stock.

The business address of each director and executive officer of the Company is c/o The Wiser Oil Company, 8115 Preston Road, Suite 400, Dallas, Texas 75225.

(1)
Mr. Hickox has shared voting and dispositive power over 25,800 Shares of Common Stock owned by his wife.

(2)
Wiser Investment Company, LLC ("WIC") has shared power to vote or to direct the vote of 2,705,882 shares of Common Stock owned by Dimeling, Schreiber & Park Reorganization Fund II, L.P. ("DS&P Fund") under the terms of the Voting Agreement between WIC and DS&P Fund. See "Certain Relationships and Related Transactions—WIC and DS&P Fund Voting Agreement."

(3)
Pursuant to the terms of the Voting Agreement between WIC and DS&P Fund, DS&P Fund shares the right to vote or direct the vote of 2,705,882 shares of Common Stock owned by DS&P Fund. Mr. Richard R. Schreiber, Mr. Steven G. Park, Mr. Peter D. Schreiber and Mr. William Quinn are members of the limited liability company that serves as the general partner of DS&P Fund. DS&P Fund and its general partner have shared voting and dispositive power over the 3,014,643 shares of Common Stock owned by DS&P Fund.

(4)
WIC, as the general partner of Wiser Investors, L.P. ("Investors"), has the sole voting power and dispositive power with respect to the shares beneficially owned by Investors.

Board of Directors

        The Board of Directors of the Company consists of seven directors. The Company has a "staggered" Board, which means that the directors have been classified, in respect to the time for which they hold office, by dividing them into three classes, with one class of directors being elected each year for a three-year term. At each annual meeting, the stockholders of the Company elect directors of the class whose term expires at such annual meeting, to hold office for the three-year term for which elected and until his successor is elected and qualified or until his earlier resignation or removal.

        The Company's current directors and certain information about each of them is listed below:

Directors Whose Terms Expire in 2004

Name	Director Since	Age	Principal Occupation and other Directorships
A. W. Schenck, III Chairman of the Governance, Nominating and Compensation Committee and member of the Audit Committee	1986	60	Secretary of Banking, State of Pennsylvania 2003 - 2004; President, Chief Executive Officer and Director of Tradenable, a financial service company, August 2000 - August 2001; Chairman, Chief Executive Officer and Director of Fleet Mortgage Group, a mortgage company, December 1997 - August 2000. Held various executive positions with Great Western Financial Corp., a thrift savings company, August 1995 - August 1997. Held various executive positions with PNC Financial Corporation, a national banking company, May 1969 -August 1995.
Eric D. Long Member of the Audit Committee and the Governance, Nominating and Compensation Committee	2001	45
			Chief Executive Officer, President and Director of USA Compression, a lease, service and packaging natural gas compressor company, August 1998 - Present; founding principal of USA Compression, 1996 - 1998; Vice President of Business Development and Director of Global Compression Services, Inc., a lease, service and package natural gas compressor company, 1993 - 1996: Held a variety of senior officer level operating positions with Hanover Energy, Inc., an energy investment company, 1987 - 1992.

Directors Whose Terms Expire in 2005
Name	Director Since	Age	Principal Occupation and other Directorships
Richard R. Schreiber Member of the Executive Committee	2000	48
			Member of DSP Investors, L.L.C., a private equity firm focused on restructuring and recapitalization transactions, through affiliated partnerships since 1982. Acting CEO of Chief Consolidated Mining Corporation (CFCM.pk) since 2003. Prior to 1982, was an industrial real estate broker and later joined Coldwell Banker in the same capacity. Director of several privately held companies.
Lorne H. Larson Chairman of the Audit Committee and member of the Corporate Nominating and Governance Committee	1995	68
			Independent consultant to companies in the energy industry since December 1999. Chairman of ProGas Limited, a Calgary, Alberta, Canada-based company involved in natural gas marketing, June 1998 - November 1999; President and Chief Executive Officer of ProGas Limited, January 1986 to May 1998; and director of AVIVA Canada Inc. and each of its subsidiary companies, a property and casualty insurance company, since April 1994.
George K. Hickox, Jr. Member of the Executive Committee	2000	45
			Chairman of the Board and Chief Executive Officer of the Company since May 26, 2000; Since 1991, has been principal in Heller Hickox & Co., a private equity investment firm focused on the energy sector; serves as director of NATCO Group Inc., a publicly-traded NYSE company, and an officer and director of several privately held companies.
Directors Whose Terms Expire in 2006
Name	Director Since	Age	Principal Occupation and other Directorships
C. Frayer Kimball, III Member of the Governance, Nominating and Compensation Committee and Executive Committee	1972	69
			Owner and Vice President of Petroleum Engineers, Inc., Lafayette, Louisiana, a consulting engineering firm since 1970: Owner and Vice President of Triumph Energy, Inc., an oil and gas production company.
Scott W. Smith Member of the Executive Committee	2000	45
			Principal of Sabine Energy Company, LLC, a private equity firm focused on investment opportunities in the energy business since 1997. From 1990 to 1996, acted as land manager for Triad Energy Corporation. From 1997 to 1998 was Manager of Land and Marketing for O'Sullivan Oil and Gas. Prior to 1990, worked in various capacities for Texas Oil and Gas Corporation and its affiliates.

  Committees of the Board of Directors

        During 2003, the Board had four standing committees: the Executive Committee, the Audit Committee, the Compensation Committee and the Corporate Nominating and Governance Committee. In March 2004, the Board combined the Compensation Committee and the Corporate Nominating and

Governance Committee into a single committee named the Governance, Nominating and Compensation Committee and the membership of both the Governance, Nominating and Compensation Committee and the Audit Committee were newly configured. All member of the Audit and Governance, Nominating and Compensation Committees are composed entirely of independent Directors as determined by the Board in accordance with the independence criteria included in the New York Stock Exchange (NYSE) corporate governance listing standards. All members of the Audit Committee meet additional independence standards applicable to audit committee members under related NYSE and SEC rules.

        The Board has not designated any member as its "Audit Committee Financial Expert" as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee and the Board of Directors believe that the Audit Committee has no such financial expert and will not seek to add one at this point in time. The reasons include: (i) the size, nature and operations of the Company are relatively small and are more simple to understand that companies with larger resources, international and more diverse North American operations; (ii) with its size, the Company's financial reporting is less complicated; and (iii) the Audit Committee Members' collective financial experience and its long standing familiarity with the Company's activities and personnel.

        The following table describes the members of each of the standing Board committees, its primary responsibilities and the number of meetings held during 2003:

Members	Responsibilities	Meetings Held in 2003
AUDIT COMMITTEE
Lorne H. Larson, Chair A.W. Schenck, III Eric D. Long
• Appoints, compensates and oversees the External Auditors and Internal Auditor

• Oversees the Company's financial controls and reporting processes

• Reviews the External Auditors

• Monitors the audit of the Company's financial statements

• Reviews the Company's annual and interim financial statements

• Reviews the Company's policies with respect to risk assessment and risk management

• Establishes procedures for and handling of complaints involving accounting, internal accounting controls and policies and audit matters

	• Reviews the Company's legal, regulatory and ethical compliance programs, including the Company's Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers	Eight (8)

GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE(1)
A.W. Schenck, III, Chair Eric D. Long C. Frayer Kimball III
• Approves compensation and sets performance criteria for compensation programs with respect to the Company's Chief Executive Officer

• Reviews and approves compensation and sets performance criteria for compensation and bonus programs with respect to all key senior executives and elected officers

• Approves and reviews employment agreements, severance agreements, retirement agreements, change in control agreements/provisions and any special or supplemental benefits for any officer of the Company

• Approves any new stock option plans, restricted stock plans and plans designed to provide compensation primarily for officers of the Company

• Develops qualifications for membership on the Board of Directors

• Recommends nominees for election to the Board of Directors

• Gathers and reviews information with respect to the performance of the Chief Executive Officer for discussion with the Board of Directors

• Evaluates the effectiveness and performance of the Board of Directors and its Committees

• Periodically reviews and reassesses the membership of its Committees and the Company's Guidelines of Corporate Governance, Codes of Ethics and NYSE and SEC related governance issues and membership of its standing Committees

	• Evaluates possible conflicts of interest of Directors	Two (2) meetings of the Compensation Committeze; Three (3) meetings of the Corporate Nominating and Governance Committee

EXECUTIVE COMMITTEE
George K. Hickox, Jr. C. Frayer Kimball, III Richard R. Schreiber Scott W. Smith
	The Company has an Executive Committee of the Board which is not an independent committee. It was created pursuant to terms of the Stockholder Agreement executed in May, 2000. See "Certain Relationships and Related Transactions—Stockholder Agreement with WIC and DS&P Fund." The Executive Committee has the right to exercise powers and authority of the Board in management of the business and affairs of the Company during intervals between board meetings, to the extent permitted by law.	None.

(1)
In March, 2004, the Board combined the Compensation Committee and the Corporate Nominating and Governance Committee into one single committee called the Governance, Nominating and Compensation Committee. This new Committee has the same members as the former Compensation Committee.

  Meetings of the Board of Directors

        In 2003, the Board of Directors held four (4) meetings and Committees of the Board of Directors held a total of thirteen (13) meetings. Each Director attended or participated by telephone conference call in at least 90% of the aggregate of (1) the total number of meetings held by the Board and (2) the total number of meetings held by all committees on which he served in 2003. The Board convenes executive sessions of non-management directors without Company management on a regular basis. It is the Company's policy that directors should attend the annual meeting of shareholders absent exceptional cause. Last year all directors attended the annual meeting.

  Compensation of Directors

        Directors who are not employees of the Company receive an Annual Retainer of $16,000, which is payable in quarterly installments of $4,000 each, with the first payment being made in March of each year. In addition, each Director receives $1,000 for each meeting of the Board of Directors and $2,000 for each meeting of a Committee of the Board attended during the year. Each Chairman of a Committee of the Board receives an additional annual fee of $4,000. Directors who are employees of the Company or a subsidiary do not receive a retainer or fee for serving on the Board or Committees, for attending meetings of the Board or Committees or for serving as Chairman of a Committee. These increases reflect the additional responsibility of such members after the Sarbanes-Oxley Act of 2002 became effective.

        During 2002, Mr. Schenck undertook a thorough review of the corporate governance of the Company and provided the Board of Directors a report on governance and the implications to the Company of the implementation of the Sarbanes-Oxley Act of 2002. After reviewing the matter with outside counsel, the Company concluded that $10,000 was a reasonable fee to pay for such additional services of Mr. Schenck through the 2003 annual meeting of stockholders which amount was paid to Mr. Schenck in 2003.

        In 1996, the Company adopted The Wiser Oil Company Equity Compensation Plan for Non-Employee Directors (the "Equity Plan"), which allows non-employee Directors to make irrevocable elections prior to the beginning of each plan year to receive their Annual Retainers (i) all in cash, (ii) all in Phantom Shares or (iii) 50% in cash and 50% in Phantom Shares, and to defer payment of taxes on the equity portion to a subsequent date. A "Phantom Share" is an unsecured, unfunded and nontransferable right to receive from the Company one share of Common Stock, which right will automatically be exercised upon the earlier to occur of (i) the termination of the holder's service as a Director for any reason or (ii) a "Change in Control" of the Company, as defined in the Equity Plan. Non-employee Directors have no right to convert Phantom Shares into Common Stock prior to such time. The number of Phantom Shares that may be acquired by a non-employee Director on any Annual Retainer payment date is determined by dividing the amount of the Annual Retainer, or portion thereof, that the Director has elected to receive in Phantom Shares by the fair market value of a share of Common Stock on the payment date of the Annual Retainer, rounded downward to the nearest whole number. Phantom Shares are fully vested upon issuance. Holders of Phantom Shares receive payments of cash or other property equivalent to dividends paid on outstanding shares of Common Stock, but have no voting or other rights of stockholders with respect to the Phantom Shares. A maximum of 25,000 shares of Common Stock may be issued upon the conversion of Phantom Shares under the Equity Plan. For 2003, all Directors received their Annual Retainers in cash.

        A Change of Control of the Company, as defined in the Equity Plan occurred upon the closing of the transaction with Wiser Investment Company on May 26, 2000. Effective May 26, 2000, all outstanding Phantom Shares fully vested. Common Stock certificates were issued as follows: 7,913 shares of the Company's stock to Mr. Larson, 7,913 shares of the Company's stock to Mr. Mosle and 7,312 shares of the Company's stock to Mr. Schenck. This plan has a balance of 1,862 Phantom Shares.

        The 1991 Non-Employee Directors' Stock Option Plan as amended, (the "Directors' Plan") is intended to enhance the mutuality of interests between the Directors and stockholders of the Company and to assist the Company in attracting and retaining able Directors. Under the Directors' Plan, on the first business day following each Annual Meeting of Stockholders, each Director who is not an employee of the Company or a subsidiary is granted a nonstatutory stock option to purchase 1,500 shares of Common Stock at an option price equal to the fair market value of the Common Stock on the date the option is granted. The Directors' Plan also provides for the grant of an option to purchase 5,000 shares of Common Stock to each newly elected non-employee Director upon such person's initial election to the Board.

        All options granted under the Directors' Plan become exercisable six months from the date of grant and expire ten years from the date of grant. The Directors' Plan provides that, upon termination of service as a Director for any reason other than removal for cause, all outstanding options previously granted to the non-employee Director under the Directors' Plan will become immediately exercisable in full and will remain exercisable until the earlier to occur of the original expiration date of the option or three years from the date of termination of service, provided that if a Director voluntarily retires or resigns the post-termination of service exercise period may not exceed the duration of such Director's period of service as a Director of the Company. The Directors' Plan also provides that, upon removal of a Director for cause, all unvested options will immediately terminate and all unexpired vested options will be exercisable for a period of 90 days after removal.

        In February 2001, the Directors' Plan was amended to increase the total number of options that may be issued under this plan to 100,000 shares of Common Stock and extended the duration of the Plan to June 30, 2006. Pursuant to the terms of the Directors' Plan, on December 9, 2003, options to purchase 1,500 shares of Common Stock at an exercise price of $7.735 per share were granted to Messrs. Kimball, Larson, Long, Schenck, Schreiber and Smith. None of these options granted to Board members were exercised in 2003.

  Stockholder Communications with the Board

        Stockholders who wish to communicate directly with the Board or specific individual directors may do so by sending an email to voliver@wiseroil.com or by writing a letter to the Board of Directors, c/o Office of the Corporate Secretary of the Wiser Oil Company, 8115 Preston Road, Suite 400, Dallas, Texas. Such inquiries or communications will be received and forwarded to the Chairman of the Governance Committee or to another appropriate director or directors to whom the communications are directed, unless the communications are unduly hostile, threatening, illegal, do not reasonably relate to the Company or its business, or is otherwise inappropriate. The Office of the Corporate Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

        In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company, including the Board and the Audit Committee, regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters. These procedures are described in the Code of Business Conduct and Ethics, which is also available on the Company's website www.wiseroil.com.

  Identifying Director Nominees; Consideration of Nominees of the Stockholders

        The Governance, Nominating and Compensation Committee may employ a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Committee may consider various potential candidates for director which may come to the Committee's attention through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Committee, and may be considered at any point during the year.

        In evaluating and determining whether to recommend a person as a candidate for election as a director, the Committee considers the qualifications set forth in the Guidelines of Corporate Governance, which include among others, some combination of the following abilities, characteristics, values and demonstrated capacities: (a) informed and thoughtful judgment; (b) integrity; (c) relevant management and other pertinent corporate experience; (d) understanding oil and gas exploration, production and operations; (e) background in public financial reporting; (f) peer respect; (g) functions well in a group setting; (h) adherence to high skill and performance standards; (i) "independent" within the meaning set forth in the Company's Guidelines of Corporate Governance; (j) absence of conflicts of interest with the Company; and (k) a willingness to undertake the requisite time commitment to Board functions.

        The policy of the Governance, Nominating and Compensation Committee, as set forth in Wiser's Guidelines on Corporate Governance, is to consider nominations submitted by shareholders in accordance with the advance notice provisions of the Company's bylaws, which provisions are discussed below under "Stockholders' Proposals." The Committee evaluates shareholder nominees based on the same criteria it uses to evaluate nominees from other sources.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "Commission") and the New York Stock Exchange (the "NYSE") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by the Commissions regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its directors, officers and more than 10 percent beneficial owners were complied with during the year ended December 31, 2003, except that each of the Company's six (6) Non-Employee Board of Directors received 1,500 share stock option grants on December 9, 2003 which were not reported on Form 4 until February, 2004.

Executive Officers

        The following is a list of the names and ages of all the executive officers of the Company, indicating all positions and offices with the Company held by each such person and each such person's principal occupation or employment during the past five years. The executive officers of the Company are elected each year by the Board of Directors at its first meeting following the Annual Meeting of Stockholders to serve during the ensuing year and until their respective successors are elected and qualified. Pursuant to the Management Agreement, as further discussed herein, WIC caused Mr. Hickox to serve as the Chief Executive Officer of the Company and to enter into an employment agreement with the Company. The only other person with an employment agreement and listed as an officer of the Company is Eric Panchy, President of The Wiser Oil Company of Canada. See "Employment Agreements."

Name	Age	Positions and Offices Held and Principal Occupation or Employment During Past Five Years
George K. Hickox, Jr.	45	Chairman of the Board and Chief Executive Officer of the Company since May 26, 2000.
Matthew A. Eagleston	44
		President of the Company since October 15, 2003; Vice President of Production of the Company August, 2001 - September, 2003; Manager of Operations and Engineering of the Company, August 2000 - August 2001; Project Engineer of the Company, September 1995 -August 2000;
Eric Panchy	45
		Executive Vice President of The Company, since July 2003; Vice President of Exploration, The Wiser Oil Company of Canada, July, 2001 -June, 2003; President of The Wiser Oil Company of Canada since July, 2003; Vice-President of Sunoma-Barrington Energy Corp. 1995 -2001.
Richard S. Davis	50
		Vice President of Finance of the Company since May 2000; since January 1, 2004, Chief Financial Officer of the Wiser Oil Company of Canada; Vice President of Finance of The Wiser Oil Company of Canada from August 2000 through December 2003; Controller of the Company, February 1997 - June 2000. Controller of Gemini Exploration Company, an oil and gas exploration and production company, August 1994 - February 1997.
Robert J. Kerian	49
		Vice President of Exploration of the Company since September 2001; Exploration Manager of the Company, December 1998 -August 2001; Senior Staff Geophysicist of the Company, November 1996 - November 1998. Held various staff and supervisory positions as an exploration geophysicist with Enserch Exploration, an oil and gas exploration and production company, July 1984 - November 1998.

W. B. Phillips	52	Vice President of Land of the Company since September 2001; Manager of Land of the Company, January 1991 - August 2001;
Van Oliver	54
		Vice President, General Counsel and Corporate Secretary since October 1, 2002; Consultant to the Company August, 2001 -September, 2002; and previously a partner with Andrews & Kurth from 1992 until 2001.

Summary of Annual Compensation

        The following table sets forth certain information regarding compensation paid by the Company in 2001, 2002 and 2003 to the Company's Chief Executive Officer and the five other most highly paid executive officers (the "Named Officers"). Information is also provided for A. Wayne Ritter, who retired as an executive officer in October 2003.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)			Bonus ($)		Other Annual Compensation ($)		Number of Securities Underlying Options/SARs (#)	All Other Compensation
George K. Hickox, Jr. Chairman, and Chief Executive Officer(1)	2003 2002 2001		1 1 1		-0- -0- -0-		24,450 23,583 24,455	(1) (1) (1)	-0- -0- -0-	-0- -0- -0-
A. Wayne Ritter Former President of the Company and The Wiser Oil Company of Canada(2)	2003 2002 2001	$ $ $	200,000 200,000 183,000		-0- 7,338 500		NA NA NA		-0- -0- -0-	16,530 9,623 9,870	(8)(9) (8)(9) (8)(9)
Matt Eagleston President(3)	2003 2002 2001		175,000 125,000 98,105		300 15,300 300	(3) (3) (3)	NA NA NA		25,000 25,000 -0-	6,888 5,989 5,265	(8)(9) (8)(9) (8)(9)
Eric Panchy Executive Vice President of the Company and President of The Wiser Oil Company of Canada(4)	2003 2002 2001		142,493 104,461 41,426		20,925 5,396 2,775	(4)	NA NA NA		30,000 -0- 20,000	8,550 6,236 3,195	(8)(9) (8)(9) (8)(9)
Richard S. Davis Vice President of Finance After May 26, 2000(5)	2003 2002 2001		135,000 125,000 116,504		300 4,781 300	(5) (5) (5)	NA NA NA		-0- -0- 25,000	6,542 6,413 6,185	(8)(9) (8)(9) (8)(9)
Robert J. Kerian Vice President of Exploration(6)	2003 2002 2001		145,000 125,000 117,000		300 4,500 20,300	(6) (6) (6)	NA NA NA		-0- -0- 20,000	6,715 6,452 6,210	(8)(9) (8)(9) (8)(9)
Van Oliver Vice President, Secretary and General Counsel(7)	2003 2002		155,000 140,000	(7)	300 300		N/A		-0- 20,000	660 390	(7)(8)(9) (7)(8)(9)

(1)
George K. Hickox, Jr. has an employment agreement with the Company, initially executed in May 26, 2000 for two years. The Board extended the agreement for an additional four years with an expiration date of May 26, 2006. Under it, Mr. Hickox receives a nominal salary of $1 per year and is granted an alternative housing allowance in Dallas which for the three consecutive years 2001, 2002 and 2003 respectively totaled: $24,455;

  $23,584; and $24,450. In addition, Mr. Hickox has the use of a Company owned vehicle while in Dallas. See "Employment Agreements" below. WIC, of which Mr. Hickox is a principal, has a Management Agreement with the Company. From its execution on May 26, 2000 through its expiration three years later, the Company paid WIC $300,000 annually to manage the Company. The Board amended and extended that Management Agreement as of May 26, 2003,without a term limitation but subject to a 30-day termination notice by either party. It includes a monthly payment to WIC of $50,000 to manage the Company.

(2)
A. Wayne Ritter retired in October 2003 as President of the Wiser Oil Company and The Wiser Oil Company of Canada. Under his employment agreement, Mr. Ritter is bound by the terms of his agreement with respect to the guarding of certain confidential information of the Company and its subsidiaries and an agreement not to solicit employees of the Company and its subsidiaries for a period of two (2) years.

(3)
Mr. Eagleston was elected Vice Present of Production on September 1, 2001 and President of the Company as of October 14, 2003. In 2002, Mr. Eagleston received a performance bonus of $15,000 and in 2001 and 2003 received a Christmas bonus of $300.

(4)
Mr. Panchy joined The Wiser Oil Company of Canada ("Wiser Canada") in June, 2001 and was elected Executive Vice President of the Company and President of The Wiser Oil Company of Canada in July, 2003. Mr. Panchy received a performance bonus in 2003 of $20,925. Mr. Panchy entered into an employment agreement with the Company dated September 1, 2001 which was amended in June, 2002 and July, 2003. See "Employment Agreements" below.

(5)
Mr. Davis was elected Vice President of Finance of the Company in July, 2000. Mr. Davis received a performance bonus equal to one pay period's compensation in 2002 and a Christmas bonus of $300 for 2001 through 2003.

(6)
Mr. Kerian was elected Vice President of Exploration on September 1, 2001. Mr. Kerian received a performance bonus that year of $20,000, a performance bonus in 2002 equal to one pay period's compensation and a Christmas bonus of $300 for each of years 2001 through 2003.

(7)
Mr. Oliver was elected Vice President, Secretary and General Counsel in October, 2002 and received a salary based on the annualized rate of $140,000 in 2002. In 2002 and 2003, Mr. Oliver also received Christmas bonus of $300 for each year.

(8)
The Company made contributions under the Company's Non-Qualified Restoration Plan or Savings Plan (matching those of the Named Officers other than Mr. Hickox).

	Mr. Eagleston	Mr. Panchy	Mr. Davis	Mr. Kerian	Mr. Oliver	Mr. Ritter
2003	$6,888	$8,549	$6,542	$6,715	-0-	16,230
2002	$5,629	$5,396	$6,053	$6,065	-0-	8,903
2001	$4,905	$2,775	$5,825	$5,850	-0-	9,150
(9)
The Company also paid the dollar value of life insurance premiums of Named Officers for each of the past three years, as follows:

	Mr. Eagleston	Mr. Panchy	Mr. Davis	Mr. Kerian	Mr. Oliver	Mr. Ritter
2003	$360	$840	$360	$360	$360	300
2002	$360	$840	$360	$360	$90	360
2001	$356	$420	$360	$360	$0	360

2003 Option Grants

        The following table provides information concerning the grant of stock options during 2003 to the Named Officers.

	Individual Grants(1)
Name	Number of Securities Underlying Options/SARs Granted	% of Total Options Granted to Officers In Fiscal Year(2)	Exercise or Base Price ($/Sh)	Expiration Date	Grant Due Present Value(3)
Matthew A. Eagleston	25,000	45%	5.70	October 14, 2013	$76,248
Eric G. Panchy	30,000	55%	6.03	July 15, 2013	$83,964

(1)
All grants to Named Officers during fiscal year 2003 were granted under the Company's 1991 Stock Incentive Plan. Options granted on July 14, 2003 and October 15, 2003 become exercisable as to 50% of the total and the remaining 50% respectively to Mr. Panchy and Mr. Eagleston will become immediately exercisable respectively on July 16, 2004 and on October 15, 2004. All option grants have ten-year terms and were granted with an exercise price equal to or above the fair market value of the Company's Common Stock on date of grant.

(2)
During 2003, the Company issued 55,000 options to officers. The percentages listed for each grant were calculated by dividing each grant by the total of all options granted in 2003.

(3)
This amount represent the value of the grant based upon the Black-Scholes option pricing model and assumes exercise at the end of the ten year option term, based on the following interest rates, dividend yields and volatility assumptions.

Assumptions	Grant Date	Grant Date
	July 16, 2003	October 15, 2003
Risk free interest rate	3.94%	4.40%
Dividend yield	-0-	-0-
Volatility (two-year weekly close)	29.9%	29.9%
Time to exercise	10 years	10 years

Option Exercises and Holdings

        The following table provides information, with respect to each Named Officer of the Company, concerning unexercised options/SARs held as of the end of the fiscal year ended December 31, 2003.

			Number of Securities Underlying Unexercised Options/SARs at FY-End (#)(1)		Value of Unexercised In-the-Money Options/SARs at FY-End ($)(2)
	Shares Acquired On Exercise (#)
Name		Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
George K. Hickox, Jr.	-0-	-0-	-0-	-0-	-0-	-0-
A. Wayne Ritter	-0-	-0-	212,500	-0-	126,650	-0-
Matthew A. Eagleston	-0-	-0-	37,500	12,500	83,125	29,625
Eric Panchy	-0-	-0-	35,000	15,000	71,600	40,500
Robert J. Kerian	-0-	-0-	25,000	-0-	53,500	-0-
Richard S. Davis	-0-	-0-	25,000	-0-	53,500	-0-
Van Oliver	-0-	-0-	10,000	10,000	34,000	34,000

(1)
Represents the number of shares of the Company's Common Stock underlying the options and SARs held by the named officer.

(2)
The closing price for the Company's Common Stock as reported by the NYSE on December 31, 2003 was $8.40. Value is calculated on the basis of the difference between $8.40 and the option exercise price of an "in-the-money" option multiplied by the number of shares of Common Stock underlying the option.

Employee Benefit Plans and Long-Term Incentive Plans

Pension Benefits

        Frozen Retirement Income Plan.    Each Named Officer, except Mssrs. Hickox and Panchy, is covered by the Company's Retirement Income Plan ("Qualified Plan"), a non-contributory defined benefit pension plan under which retirement benefits are provided to substantially all non-union employees of the Company. Prior to January 1, 1999, the Qualified Plan provided a monthly benefit upon retirement based on the employee's average monthly earnings (computed generally on the basis of the participant's average monthly earnings for the 60 highest paid consecutive months during the 120 consecutive months immediately preceding the employee's termination date) and years of service.

        Effective as of December 31, 1998, the Qualified Plan was amended to "freeze" benefits so that no additional benefits would accrue under the Qualified Plan for anyone after December 31, 1998. The amendment did not reduce the benefits accrued under the Qualified Plan on or before December 31, 1998, or affect the amount of any benefit payments then being made pursuant to the Qualified Plan.

        In 2001, the Qualified Plan was amended to allow accruals under a cash balance formula for service after September 30, 2000. Under this formula, a hypothetical account balance is determined for each participant. Each quarter, this account is credited with 1.50% interest on the balance at the beginning of the quarter, plus 3% of the employee's basic compensation for the quarter. Upon retirement, the Qualified Plan will provide a monthly income that is the actuarial equivalent of the hypothetical account balance at the time of termination, but in no event less than the frozen accrued benefit that would have been paid before the 2001 amendment. In lieu of a monthly income, participants may instead receive a lump sum payment of the actuarial value of benefits payable from the Qualified Plan. Such sums are set for below:

Name	Lump Sum Retirement Benefit Calculated as of December 31, 2003
Matthew A. Eagleston	$22,912
Robert J. Kerian	$25,736
Richard S. Davis	$25,449
Van Oliver	$4,484

        Based upon the actuarial assumptions presently being used to fund the Qualified Plan and assuming continued employment to age 65, the estimated combined annual retirement benefits payable under the Qualified Plan in the form of a single life annuity commencing at age 65 would be, $14,973 per year for Mr. Davis, $17,054 per year for Mr. Kerian, $27,484 for Mr. Eagleston, and $6,959 per year for Mr. Oliver.

        Retirement Restoration Plan.    Certain former executives of the Company also participate in the Company's Retirement Restoration Plan (the "Retirement Restoration Plan"). The Retirement Restoration Plan is a nonqualified deferred compensation plan. The participants in the plan are the Chief Executive Officer and any other employee of the Company (i) who is a participant in the Retirement Plan, (ii) whose annual salary is at least $150,000, and (iii) who has been designated by the Chief Executive Officer to participate in the plan. For 2002 and 2003, Mr. Ritter who retired in October, 2003 was the only Named Executive Officer who was a participant in the Retirement Restoration Plan.

        In order to comply with the tax qualification requirements of the Internal Revenue Code of 1986, as amended (the "Code"), the maximum annual retirement benefit that may be accrued and that the Company can fund, and the maximum compensation that may be used in determining future benefit accruals, under the Retirement Plan are subject to certain limitations. The Retirement Restoration Plan provides for the payment of benefits equal to the amount by which (i) the value of the benefits that would have been payable to a participant under the Qualified Plan if such benefits were not limited by such maximum compensation and maximum benefit limitations, exceeds (ii) the value of the benefits actually payable under the Qualified Plan.

        Benefits under the Retirement Restoration Plan normally are paid concurrently with the payment of benefits under the Qualified Plan. However, if a participant's employment terminates (other than by reason of death, retirement or disability) within two years following a Change of Control (as defined in the Retirement Restoration Plan), the value of such participant's Retirement Restoration Plan benefits will be distributed to such participant in a single lump sum within 60 days following such termination of employment. Retirement Restoration Plan benefits are payable from the general assets of the Company.

Employment Agreements

        George K. Hickox Jr. entered into an employment agreement with the Company effective May 26, 2000. The employment of Mr. Hickox was for a two-year period commencing on the date of the agreement. That agreement was extended for four additional years beginning May 26, 2002 unless earlier terminated in accordance with the terms thereof. During the employment term, Mr. Hickox will serve as Chief Executive Officer and (to the extent elected or appointed as a director of the Company) Chairman of the Board of the Company, accountable only to the Board. The Employment Agreement requires that Mr. Hickox devote a substantial majority of his time and attention to the business affairs of the Company. The Company acknowledges that Mr. Hickox has outside business interests and has agreed he may devote a portion of his time and attention to such business interests provided they do not materially interfere with the performance of his duties under the Employment Agreement. During the employment term, the Company will pay Mr. Hickox for his services a base salary at the rate of $1.00 per year, provided that such base salary may be adjusted from time to time by the Board at its discretion. In addition to base salary, Mr. Hickox will be entitled to participate in all employee benefit plans and programs provided by the Company to its executive officers generally, subject to terms, conditions and administration of such plans and programs. However, Mr. Hickox has agreed that, unless otherwise determined by the Board, he will not be entitled to receive any stock options, restricted stock or other similar stock-based awards under the Company's stock incentive plans. The Employment Agreement also contains provisions regarding the Company furnishing an automobile and housing for Mr. Hickox's use in Dallas, and the reimbursement by the Company of certain of his travel expenses. The Board may terminate Mr. Hickox's employment for cause, and Mr. Hickox has the right to terminate his employment, at any time, by providing at least 30 days prior written notice.

        The Wiser Oil Company of Canada ("Wiser Canada") entered into an employment agreement with Mr. Panchy in his capacity as its Vice President of Exploration, dated as of September 1, 2001, for a term of one year at a base salary of $165,000 (Can). Wiser Canada also agreed to furnish Mr. Panchy with a car allowance and the right to participate in the Company's savings, stock option and other benefit plans. In certain events, including a "change of control", as that term is defined in the agreement, of the Company or Wiser Canada, Mr. Panchy is entitled to receive certain additional compensation and benefits, including primarily twice his then base salary and reimbursement for the amount of Canadian taxes would be applicable to or estimated to be incurred with respect to such additional compensation. The term of that employment agreement has been twice extended, with its effectiveness continuing through September 1, 2004. Mr. Panchy was appointed President of Wiser Canada and Executive Vice President of the Company in July, 2003.

Compensation Committee Report on Executive Compensation

        In 2003, the Compensation Committee was comprised of three independent, non-employee directors of the Company. The Compensation Committee was combined in March, 2004 with the Corporate Governance and Nominating Committee to form the Governance, Nominating and Compensation Committee. In its reconstituted state, the Committee continues to be responsible for establishing and evaluating the Company's executive compensation policy and strategy. The following members of the former Compensation Committee were appointed as the members of the new Governance, Nominating and Compensation Committee in March 2004.

The Compensation Committee:
(Until March, 2004)

A. W. Schenck, III, Chairman
C. Frayer Kimball, III
Eric D. Long

        Committee and Philosophy.    The Committee's responsibilities include: (i) reviewing the design and competitiveness of the Company's compensation and benefits programs, (ii) establishing the compensation program for the Chief Executive Officer; (iii) reviewing and approving the compensation program for other executive officers, (iv) approving changes to the base salary and incentive or bonus payments to the Chief Executive Officer, other executives and employees and (v) administering the Company's stock option plan and SAR plan. The Committee's objectives are:

  •
  To provide compensation comparable to similar companies in the oil and gas industry enabling the Company to attract, retain, motivate and reward its executive officers. These elements are critical to the Company's long-term growth and success.

  •
  To align the interests of executives with the long-term interests of stockholders through stock option awards whose value over time depends upon the market value of the Company's common shares.

  •
  To motivate and retain key senior officers to achieve strategic business initiatives and reward them for their achievements.

  •
  To work closely with the Chief Executive Officer to assure that the compensation program supports management's objectives for the Company.

        The goals of the Compensation Committee were and continue to be to ensure that the compensation provided to the Company's executive officers is consistent with the Company's annual and long-term performance objectives, reward superior performance, while at the same time providing a means for motivating and retaining key executives with exceptional leadership abilities. The Company's policy is to pay executive officers a base salary with performance rewarded by cash incentive bonuses, stock options and/or share appreciation rights (SARs) after a review of all indices of performance. The executive compensation program is founded upon the same guidelines as used for all other employees of the Company.

        Each position including executive positions is reviewed on an annual basis. All positions are compared on the basis of job descriptions to similar positions in compensation/benefits surveys of a peer group of comparable companies within the energy industry. The Committee reviews industry standards, increases in cost of living and the Company's goals to approximate the median of competitive practices with respect to base salaries.

        Base Salary.    Each year, the Compensation Committee (now the Governance, Nominating and Compensation Committee) recommends base salaries at levels within the competitive market range of comparable companies. Other factors taken into consideration in establishing base salaries are responsibilities delegated to the executive, length of service, individual performance and internal equity considerations.

        Annual Incentive Compensation Plan.    Bonuses in 2003 were based on the overall performance of the Company relative to expectations and on individual overall contributions to 2003 results. Operating cash flow, reserve replacement and increases in reserve values are primary performance measures providing the basis for determination of the amounts of incentive awards. Performance measures and goals are reevaluated annually, and in making an award, the Committee may reflect other relevant performance results as identified in the following paragraph.

        Due to the effect of uncontrollable factors in the oil and gas industry, such as oil and gas prices, an evaluation of Company performance based on only one or two measures may not provide a complete analysis of overall Company performance. The Committee annually reviews other important indicators of performance, such as earnings per share, return of invested capital, reserve growth, lease operating expenses, finding costs, and administrative expenses. Based on the results of these assessments and an evaluation by the Committee of individual executive performance, the Committee may adjust awards to reflect individual performance.

        Stock Option Plan.    Stock ownership is an important component for ensuring that executives' interests are aligned with stockholders. In an effort to facilitate stock ownership for executives, the Company provides stock options and SARs primarily as long-term incentive reward vehicles. The Committee considers a number of factors in determining stock option and SAR awards, including the Company's success in achieving annual and strategic goals, assessment of executive contributions to the Company and the expected future role and contribution of the executive to the overall success of the Company. The Company granted 30,000 shares as stock options to Mr. Panchy and 25,000 shares as stock options to Mr. Eagleston in 2003, the presidents respectively of Wiser Canada and The Wiser Oil Company.

        Performance Bonuses.    The competitive factors and marketplace, as discussed above determine base salary for officers. Mr. Kerian was elected Vice President of Exploration on September 1, 2001. He received a $20,000 performance bonus in 2001. Mr. Phillips was elected Vice President of Land on September 1, 2001. He received a $9,092 performance bonus. There were no salary increases or other incentive bonuses granted by the Committee to officers for 2001. Matt Eagleston, Vice President of Production received a performance bonus of $15,000 in 2002. Mr. Panchy was elected Executive Vice President of the Company and President of the Wiser Oil Company of Canada effective July 16, 2003 and received a $20,000 bonus in 2003. In addition each other officer of the Company received a performance bonus equal to one pay period's (two weeks) compensation in 2002 and a Christmas bonus of $300 in 2001 and 2003.

        The Compensation Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and stockholder interest. As performance goals are met or exceeded, resulting in increased value to stockholders, executives are rewarded commensurately. This balanced executive compensation program provides a competitive and motivational compensation package to the executive officer team necessary to continue to produce the results the Company strives to achieve.

        Policy Regarding Tax Deductibility of Executive Compensation.    Section 162(m) of the Code generally limits (to $1 million per covered executive) the deductibility for federal income tax purposes of annual compensation paid to a Company's chief executive officer and each of its other four most highly compensated executive officers. The $1 million deduction limit does not apply, however, to "performance-based compensation" as that term is defined in Section 162(m) of the Code and the regulations promulgated thereunder. The Compensation Committee does not presently anticipate that the compensation of any executive officer will exceed the cap on deductibility imposed by

Section 162(m) of the Code during fiscal 2001. The Company will continue to analyze its executive compensation practices and plans on an ongoing basis with respect to Section 162(m) of the Code. The Committee believes that this provision of the tax law is unlikely to have any impact upon the Company in the near future.

        2003 Compensation for the Chief Executive Officer.    George K. Hickox Jr. entered into an employment agreement with the Company effective May 26, 2000 which was renewed and extended effective March 26, 2002 for four years. During the extended employment term, the Company will pay Mr. Hickox for his services a base salary at the rate of $1.00 per year, provided that such base salary may be adjusted from time to time by the Board at its discretion. Mr. Hickox's nominal salary was not adjusted in 2003. In addition to his nominal salary, Mr. Hickox will be entitled to participate in all employee benefit plans and programs provided by the Company to its executive officers generally, subject to terms, conditions and administration of such plans and programs. However, Mr. Hickox has agreed that, unless otherwise determined by the Board, he will not be entitled to receive stock options, restricted stock or other similar stock-based awards under the Company's stock incentive plans. See "Employment Agreements" herein. WIC, whose principals consist of Mr. Hickox, Douglas Heller and Scott Smith, entered into a Management Agreement with the Company, dated May 26, 2000, under which WIC was paid $25,000 monthly to provide management for the Company. The Board of Directors extended and amended the management agreement effective May 26, 2003, with each party having the ability to terminate it upon fifteen (15) days notice to the other. Under the amended agreement, the Company pays WIC a monthly fee of $50,000 to manage the Company.

        Employee Retention Plan.    The Compensation Committee recommended and the entire Board of Directors approved a retention plan to provide the Company's employees a degree of certainty over their future employment, to be activated in the event of "change in control" for the Company, as that term is defined in the plan. While not being aware of any pending decisions regarding such an event, the Company implemented the Retention Plan, thereby entitling all active employees to severance payments based on the length of their service and each employee's status as either full or part time. Such severance will equal four (4) weeks of base pay for each year of service, with periods calculated on the basis of 52 weeks per year and service of less than a year prorated accordingly and with a minimum severance of 26 weeks and a maximum of 52 weeks. These severance payments accrue only if the executive officer is released from employment, is offered a position that would cause a material reduction in responsibility or is offered a comparable position but is required to move his or her job location by more than 50 miles, in each case within six months of a change of control of the Company.

Certain Relationships and Related Party Transactions

The Transaction with Wiser Investment Company

        On March 10, 2000, the Company and WIC entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") and an Amended and Restated Warrant Purchase Agreement (the "Warrant Purchase Agreement" and together with the Stock Purchase Agreement, the "Purchase Agreements"). The closing of the transactions contemplated by the Purchase Agreements occurred on May 26, 2000. Under the Purchase Agreements, the Company issued, as a new issuance, and sold to WIC and Dimeling, Schreiber and Park, a Pennsylvania partnership ("DS&P") and nominee for Dimeling, Schreiber and Park Reorganization Fund, L. P., a Delaware limited partnership ("DS&P Fund"), 600,000 shares of 7% Series C Cumulative Convertible Preferred Stock, par value $10.00 per share, of the Company (the "Preferred Stock") for an aggregate purchase price of $15 million. Warrants to purchase 445,030 shares of Common Stock at $4.25 per share (subject to adjustment) for an aggregate purchase price of $8,900.59 were also sold to WIC at that time.

        On June 1, 2001, WIC assigned its rights, under the Stock Purchase Agreement, to purchase 400,000 additional shares of Preferred Stock to Investors and A. Wayne Ritter. WIC also acquired warrants to purchase 296,686 shares of Common Stock at $4.25 per share (subject to adjustment) for an aggregate purchase of $5,933.72.

        On May 26, 2003, the Preferred Stock issued to WIC, DS&P (now held of record by DS&P Fund), Investors and Mr. Ritter automatically converted into an aggregate of 5,882,353 shares of Common Stock. A total of 541,726 shares of Common Stock were issued to WIC, Investors, DS&P (now held of record by DS&P Fund) and Mr. Ritter as dividends paid-in-kind on the Preferred Stock.

        In connection with the Purchase Agreements, the Company also entered into a Management Agreement with WIC, a Stockholder Agreement with WIC and DS&P as discussed below, and an employment agreement with George K. Hickox, Jr., as discussed under "Executive Compensation—Employment Agreements" above. George Hickox, the Company's Chairman of the Board and Chief Executive Officer, and Scott Smith, a director of the Company, are principals of WIC. WIC is also the general partner of Investors.

        WIC and DS&P Fund Voting Agreement.    Pursuant to the Voting Agreement by and between WIC and DS&P dated May 26, 2000 and replaced by a Voting Agreement dated April 23, 2004 with DS&P Fund (the "Voting Agreement"), DS&P Fund has irrevocably appointed WIC as its attorney-in-fact and proxy to vote on all matters, other than certain excluded matters, in such a manner as WIC, in its sole discretion, deems proper. DS&P Fund has retained the power to vote in its sole discretion with respect to the merger, consolidation, reorganization, bankruptcy, liquidation, recapitalization or sale of substantially all of the Company's assets. For so long as DS&P Fund holds at least 2,058,823 shares of Common Stock), DS&P Fund is entitled to nominate one Designee to serve on the Board of Directors of the Issuer; provided however, that DS&P Fund has no rights to nominate a Designee for so long as Mr. Hickox serves on the Board of Directors of the Company. The Voting Agreement may be terminated on the earliest of (i) mutual consent, (ii) the date on which WIC reduces its ownership in the Company by more than 50% of WIC's initial investment, or (iii) five years from the date of such agreement.

        The Management Agreement between the Company and WIC.    The Company and WIC entered into a Management Agreement on May 26, 2000 (the "Management Agreement"). Under the Management Agreement, the Company currently pays WIC $50,000 per month in management fees. The Board and the Compensation Committee approved an amendment to the Management Agreement effective May 26, 2003 to extend its current term indefinitely, but, subject, however to each party's right of termination upon 30 days written notice to the other.

        Stockholder Agreement with WIC and DS&P Fund.    Under the Stockholder Agreement dated May 26, 2000 by and between the Company, WIC and DS&P (the "Stockholder Agreement"), WIC and DS&P Fund (who assumed DS&P's rights and obligations under the Stockholder Agreement) have the right to designate three members to serve on the Board and the Executive Committee of the Board, and to designate one member who is not an executive officer to serve on each other committee of the Board of Directors (except as otherwise required by law or New York Stock Exchange regulations). These rights continue as long as WIC and DS&P Fund beneficially own 4,600,000 or more fully-diluted shares. Otherwise, WIC and DS&P Fund have the right to designate that number of members to the Board of Directors and the Executive Committee corresponding to their beneficial ownership of fully diluted shares as set forth below:

Number of Fully-Diluted Shares	Number of WIC Designees
From 2,800,000 to 4,600,000	Two
From 800,000 to 2,800,000	One
Less than 800,000	Zero

        WIC and DS&P Fund initially designated Messrs. Smith, Schreiber and Hickox to fill three vacancies created in the Board at the closing of the Purchase Agreements to serve until the annual meeting of the Company's stockholders at which the term of the class to which such designee has been appointed expires, and until his respective successor is elected and qualified or until his earlier death, resignation or removal from office.

        The Company has agreed to extend certain registration rights to the shares of Common Stock issued (i) upon conversion of the Preferred Stock, (ii) upon exercise of the Warrants or (iii) as dividends paid-in-kind on the Preferred Stock. WIC and DS&P Fund are entitled to two demand registrations, which may be effected for the sale of the Common Stock in a single transaction or by means of a "shelf" registration statement for an offering to be made on a continuous basis under the Securities Act of 1933, subject to certain limitations. The Stockholder Agreement also provides certain "piggyback" registration rights to WIC and DS&P Fund whenever the Company proposes to register an offering of any of its capital stock under the Securities Act of 1933 until such time as WIC and DS&P Fund cease to beneficially own in the aggregate at least five percent of the outstanding Common Stock on a fully-diluted basis. WIC has agreed, upon written notice, to effect DS&P Fund's demand registration rights pursuant to the Stockholder Agreement provided that DS&P Fund owns at least 2,058,823 shares of Common Stock.

Equipment Purchases from NATCO Group, Inc.

        During 2003, the Company purchased oil field equipment from NATCO Group, Inc., a Delaware corporation, for $104,870.35, without GST taxes and approximately $1,289 and $82,000 respectively in 2002 and 2001. Mr. Hickox, Chairman of the Board and Chief Executive Officer of the Company, is a stockholder and a director of NATCO Group, Inc.

Performance Information

        The following graph compares yearly percentage change in the cumulative total return on the Company's Common Stock during the five fiscal years ended December 31, 2003, with the cumulative total return of the Broad Market Index, which is an index of companies on the S&P 500 Index, and an index of peer companies selected by the Company.

5 YEAR CUMULATIVE TOTAL RETURN AMONG
THE WISER OIL COMPANY, S&P 500 INDEX AND PEER
GROUP INDEX

Assumes $100 Invested On December 31, 1998,
Assumes Dividend Reinvested Fiscal
Year Ending December 31, 2003

	1998	1999	2000	2001	2002	2003
The Wiser Oil Company	$100	$117.65	$247.06	$251.76	$161.88	$395.29
Peer Group Index	100	106.55	304.23	188.65	213.02	326.64
Broad Market Index	100	121.04	110.02	96.95	75.52	97.18

Companies in the Company's peer group have changed from a year ago to a group whose average size, exploration and production, focus and operations more approximates that of the Company. The group includes: Magnum Hunter Resources, Inc.; ATP Oil & Gas Corporation; Denbury Resources, Inc.; Clayton Williams Energy, Inc. and Carrizo Oil and Gas, Inc. The Stock Performance Graph and calculations were provided to the Company by Media General Financial Services. The graph and calculations assume $100 invested at the closing sale price on December 31, 1998, and reinvestment of dividends.

QuickLinks

Directors Whose Terms Expire in 2004
Summary Compensation Table
2003 Option Grants